LUCRUM CAPITAL SECURITIES

FINANCIAL STATEMENT WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

For the Period from January 1, 2025 through December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70955

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lucrum Capital Securities

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1750 Tysons Blvd, Suite 1500
(No. and Street)

McLean	VA	22102
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edrees Feda	703-832-1793	efeda@lucrumcapitalsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

The Otaigbe Group LLC
(Name – if individual, state last, first, and middle name)

7722 Visionary Ct	Manassas	VA	20112
(Address)	(City)	(State)	(Zip Code)

05/24/2022	6936
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edrees Feda, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lucrum Capital Securities, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: DocuSigned by: Edrees Feda 3/30/2026
C02D95753D314B9...

Title:
CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS



The Otaigbe Group

+1 703 (368) 4000
anthony@otaigbe.com
www.otaigbe.com
7722 Visionary Court
Manassas, VA 20112

Independent Auditor's Report

To the Board of Directors and Stockholder of
Lucrum Capital Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying financial statements of **Lucrum Capital Securities, Inc.** (the "Company"), which comprise the **statement of financial condition as of December 31, 2025**, and the related **statements of income / operations, changes in stockholders' equity, and cash flows** for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lucrum Capital Securities, Inc. as of **December 31, 2025**, and the results of its operations and its cash flows for the year then ended in conformity with **accounting principles generally accepted in the United States of America (U.S. GAAP).**

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lucrum Capital Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the **Public Company Accounting Oversight Board (United States) ("PCAOB")**. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying **computation of net capital pursuant to SEC Rule 15c3-1** has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Report on Regulatory Requirement

The Company is a registered broker-dealer subject to **Rule 15c3-1 under the Securities Exchange Act of 1934**. As disclosed in Note 3, the Company's net capital as of December 31, 2025 was **$48,785**, which exceeded the required minimum net capital of **$5,000** by **$43,785**.

The Otaigbe Group
7722 Visionary Court
Manassas, VA 20112
03/30/2026



LUCRUM CAPITAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2025

ASSETS

Current assets

Cash and cash equivalents	47,161.00
Other current assets	2,449.25
Total current assets	**49,610.25**
Property and equipment, net	572.19
Due from affiliates	3,600.00
Security deposit	80.00
Total assets	**53,862.44**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	-
Credit card obligations	89.00
Total liabilities	**89.00**

Stockholders' equity

Additional paid-in capital	136,459.72
Contributions	90,218.42
Accumulated deficit	(169,362.76)
Distributions	(3,541.94)
Total stockholders' equity	**53,773.44**
Total liabilities and stockholders' equity	**53,862.44**

The accompanying notes are an integral part of these financial statements.

LUCRUM CAPITAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2025

Note 1 - Organization and nature of business
Lucrum Capital Securities, Inc. (the "Company") was formed in 2021 and is a Virginia corporation. The Company is a wholly owned subsidiary of Lucrum Companies Inc. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company primarily acts as a placement agent in private offerings of securities and does not carry customer accounts.

Note 2 - Summary of significant accounting policies
Basis of presentation. The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and cash equivalents. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2025.

Use of estimates. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue recognition. The Company recognizes revenue when control of promised services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Placement fee revenue, when earned, is recognized at a point in time upon the closing of the underlying transaction and satisfaction of the related performance obligation. No placement fee revenue was recognized during the year ended December 31, 2025. Other income for 2025 consisted of a FINRA regulatory fee rebate of 1,221.00.

Property and equipment. Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

Description	Estimated useful life
Furniture, equipment and related technology assets	3 years

Depreciation expense was 878.02 for the year ended December 31, 2025.

Fair value of financial instruments. The carrying amounts of cash, FINRA-related assets, due from affiliates, accounts payable and credit card obligations approximate fair value because of the short-term nature of those instruments.

Income taxes. No current or deferred federal or state income tax provision has been recorded in the accompanying financial statements. Based on the Company's current tax structure, taxable income or loss is generally reported by its owner. Management evaluates uncertain tax positions and has concluded that no reserve for uncertain tax positions was required at December 31, 2025. Interest and penalties related to uncertain tax positions, if any, are recognized in income tax expense.

Subsequent events. Management evaluated subsequent events through March 30, 2026, the date the financial statements were available to be issued. No events requiring recognition or disclosure were identified.

Note 3 - Net capital requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and limits aggregate indebtedness to 15 times net capital. At December 31, 2025, the Company's net capital was 48,785, which was 43,785 in excess of its required minimum net capital of 5,000. The Company's aggregate indebtedness to net capital ratio was 0.18%.

The accompanying computation of net capital is based on the Company's December 31, 2025 books and records.

Note 4 - Rule 15c3-3 reporting status

The Company does not claim an exemption under paragraph (k) of SEC Rule 15c3-3 and follows the reporting framework described in footnote 74 to SEC Release No. 34-70073.

Note 5 - Related-party balances and transactions

The Company is a wholly owned subsidiary of Lucrum Companies, Inc. and engages in transactions with affiliated entities under common ownership.

On December 31, 2025, the Company had a balance due from affiliates of $3,600.00, representing reimbursements for incurred website development costs on behalf of affiliated entities. These costs were allocated among affiliates based on management's allocation methodology. The Company expects these amounts to be collected in the ordinary course of business.

This is included in other assets in the statement of financial condition. During the year, a shareholder contributed 5,218.42 through conversion of an amount previously recorded in accounts payable to stockholders' equity.

Note 6 - Concentrations

The Company maintains cash balances at financial institutions that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and management believes it is not exposed to significant credit risk related to these deposits.

Note 7 - Commitments and contingencies

The Company is not aware of any commitments, guarantees, contingencies, arbitration matters, or other litigation claims that would result in a material loss or future obligation as of December 31, 2025.